[redacted]

SECI 09059266 ISSION

3/9

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49296

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ohio National Equities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Financial Way
(No. and Street)

Cincinnati (City) Ohio (State) 45242 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Barbara A. Turner 513-794-6658
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLC
(Name – *if individual, state last, first, middle name*)

191 West Nationwide Boulevard, Suite 500, Columbus, Ohio 43215
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section
MAR 02 2009
Washington, DC
111

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Barbara A. Turner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ohio National Equities, Inc., as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARIAL SEAL
STATE OF OHIO
PETER S. WELLER
NOTARY PUBLIC
STATE OF OHIO
Comm. Expires
February 15, 2010

Notary Public

Signature

Vice President & Treasurer

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

KPMG LLP
Suite 500
191 West Nationwide Boulevard
Columbus, OH 43215-2568

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker Dealer Claiming an Exemption from SEC Rule 15c3-3

The Board of Directors
Ohio National Equities, Inc.:

In planning and performing our audit of the financial statements of Ohio National Equities, Inc. (the Company), as of and for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principals generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

KPMG

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Columbus, Ohio
February 27, 2009

KPMG

OHIO NATIONAL EQUITIES, INC.

(A wholly owned subsidiary of
The Ohio National Life Insurance Company)

Financial Statements and Schedule

December 31, 2008

(With Independent Auditors' Report Thereon)

OHIO NATIONAL EQUITIES, INC.
(A wholly owned subsidiary of
The Ohio National Life Insurance Company)

Table of Contents

KPMG LLP
Suite 500
191 West Nationwide Boulevard
Columbus, OH 43215-2568

Independent Auditors' Report

The Board of Directors
Ohio National Equities, Inc.:

We have audited the accompanying statement of financial condition of Ohio National Equities, Inc. (a wholly owned subsidiary of The Ohio National Life Insurance Company) as of December 31, 2008, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ohio National Equities, Inc. as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Columbus, Ohio
February 27, 2009

OHIO NATIONAL EQUITIES, INC.
(A wholly owned subsidiary of
The Ohio National Life Insurance Company)

Statement of Financial Condition

December 31, 2008

Assets		
Cash	$	2,766,505
Accounts receivable from affiliate, net (note 3)		1,604,881
Deferred tax asset (note 2)		77,127
Prepaid state income taxes		102,463
Other assets		24,965
Total assets	$	4,575,941
Liabilities and Stockholder's Equity		
Liabilities:		
Accounts payable and accrued expenses	$	694,365
Commissions payable (note 3)		979,132
Deferred bonus expenses (note 6)		195,037
Federal income taxes payable (note 2)		91,430
Total liabilities		1,959,964
Contingencies (note 5)		—
Stockholder's equity (note 4):		
Common stock, without par value. Authorized 10,000 shares; issued and outstanding 3,300 shares at stated value of $10 per share		33,000
Additional paid-in capital		3,297,000
Accumulated deficit		(714,023)
Total stockholder's equity		2,615,977
Total liabilities and stockholder's equity	$	4,575,941

See accompanying notes to financial statements.

OHIO NATIONAL EQUITIES, INC.
(A wholly owned subsidiary of
The Ohio National Life Insurance Company)

Statement of Operations

Year ended December 31, 2008

Revenues:		
Distribution/sale of variable annuity contracts (note 3)	$	81,687,993
Sale of fixed annuity contracts (note 3)		11,027,059
Other income		9,506
		92,724,558
Expenses:		
Commissions (note 3)		77,347,957
Employee compensation and benefits (note 6)		9,283,077
Regulatory fees and expenses		651,737
Travel and entertainment		2,426,422
Service contracts (note 3)		1,663,977
Printing and prospectuses		918,157
General expenses		634,315
		92,925,642
Loss before income taxes		(201,084)
Income taxes (note 2)		
Current expense		210,390
Deferred benefit		(77,127)
		133,263
Net Loss	$	(334,347)

See accompanying notes to financial statements.

OHIO NATIONAL EQUITIES, INC.
(A wholly owned subsidiary of
The Ohio National Life Insurance Company)

Statement of Changes in Stockholder's Equity

Year ended December 31, 2008

		Common stock	Additional paid-in capital	Retained earnings/ (deficit)	Total stockholder's equity
Balance at December 31, 2007	$	33,000	3,297,000	820,323	4,150,323
Dividend to The Ohio National Life Insurance Company		—	—	(1,199,999)	(1,199,999)
Net loss		—	—	(334,347)	(334,347)
Balance at December 31, 2008	$	33,000	3,297,000	(714,023)	2,615,977

See accompanying notes to financial statements.

OHIO NATIONAL EQUITIES, INC.
(A wholly owned subsidiary of
The Ohio National Life Insurance Company)

Statement of Cash Flows

Year ended December 31, 2008

Cash flows from operating activities:		
Net loss	$	(334,347)
Adjustments to reconcile net income to net cash provided by operating activities:		
Deferred tax benefit (non cash)		(77,127)
Decrease in accounts receivable from affiliates		265,478
Increase in income taxes receivable		(227,694)
Increase in other assets		(2,387)
Increase in accounts payable and accrued expenses		483,875
Net cash provided by operating activities		107,798
Cash flows from financing activities:		
Dividend paid to The Ohio National Life Insurance Company		(1,199,999)
Net cash used in financing activities		(1,199,999)
Decrease in cash		(1,092,201)
Cash at beginning of year		3,858,706
Cash at end of year	$	2,766,505
Federal income tax paid to The Ohio National Life Insurance Company	$	220,541

See accompanying notes to financial statements.

(1) General Information and Significant Accounting Policies

Ohio National Equities, Inc. (the Company) was incorporated in Ohio in 1996. The Company commenced operations in August of 1997. The Company, which is a wholly owned subsidiary of The Ohio National Life Insurance Company (ONLIC), is registered as a broker and dealer and has claimed exemption under the Customer Protection Rule, SEC Rule 15c3-3, Section K(1) which limits the Company to transactions in certain redeemable securities of registered investment companies or insurance products and allows the Company to briefly handle customer funds and/or securities, but requires such funds or securities to be transmitted promptly. As a result, the Company is exempt from reporting the following schedules, "Computation for Determination of Reserve Requirements under Rule 15c3-3," and "Information for Possession or Control Requirements under Rule 15c3-3."

The Company earns revenue by retaining a sales load from the sale of variable life insurance contracts, variable annuity contracts, and fixed annuity contracts on behalf of ONLIC to unrelated third party broker dealers under a distribution agreement with ONLIC. Under the distribution agreement, the Company earns revenue by distributing ONLIC's variable annuity, fixed annuity and variable life products. The distribution agreement establishes the amount of revenue due to the Company from ONLIC. Commission expense reimbursed to ONLIC is derived from retail distribution agreements with third party distributors. See note 3 concerning related party transactions.

Service contract expense is recognized ratably over the year based on annual rates established under an administrative agreement with The O.N. Equity Sales Company (ONESCO) and based on annual cost models for direct and indirect costs related to services performed by ONLIC established under an administrative agreement with ONLIC. See note 3 concerning related party transactions.

Employee compensation, regulatory fees, travel and entertainment, professional fees, printing and prospectuses and general expenses are recognized as they are incurred by the Company.

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the statement of financial condition and revenues and expenses for the reporting period to prepare these financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

The carrying value of assets approximate their fair value.

Comprehensive income includes net income as well as certain items that are reported directly within a separate component of stockholder's equity that are excluded from net income. Currently, net income is the Company's only component of comprehensive income.

In October 2008, the Financial Accounting Standards Board (FASB) issued FASB Staff Position (FSP) FAS 157-3, Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active (FSP FAS 157-3). FSP FAS 157-3 clarifies the application of Statement of Financial Accounting Standards (SFAS) No. 157, Fair Value Measurements (SFAS 157), in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active. The adoption of FSP FAS 157-3 did not have a material impact on the Company's financial position or results of operations.

(2) Income Taxes

The Company files a consolidated Federal income tax return with ONLIC and Ohio National Mutual Holding Company (ONMH), the common parent. The Company utilizes a consolidated approach to the allocation of current taxes, whereby, the tax benefits resulting from any operating losses by the Company, which will be realized by ONMH on a consolidated return, go to the benefit of the Company.

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when it is determined that it is more likely than not that the deferred tax asset will not be fully realized.

On January 1, 2007, the Company adopted FASB Interpretation 48, *Accounting for Uncertainty in Income Taxes* (FIN 48). FIN 48 addresses the accounting and disclosure of uncertain tax positions. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The difference between the tax benefit recognized in the financial statements for a position in accordance with FIN 48 and the tax benefit claimed in the tax return is referred to as an unrecognized tax benefit. The adoption of FIN 48 had no material impact to the Company. The Company concluded there were no unrecognized tax benefits as of December 31, 2008.

Total income tax expense for the year ended December 31, 2008 differs from the amount computed by applying the U.S. Federal income tax rate of 35% to income before federal income tax expense as follows:

		Amount	Percentage
Computed (expected) tax benefit	$	(70,379)	35.00%
Nondeductible expenses (meals and entertainment)		145,695	(72.45)%
State tax and interest expense, net of Federal income tax benefit		57,947	(28.82)%
Total expense and effective rate	$	133,263	(66.27)%

(Continued)

The Company has established a federal deferred tax asset in the amount of $68,263 and a state deferred tax asset in the amount of $8,864 as of December 31, 2008. Management considered primarily tax planning strategies and estimated future income in making this assessment and believes it is more likely than not the Company will realize the benefits of the deferred tax assets. The Company has determined a deferred tax asset valuation allowance was not needed as of December 31, 2008.

(3) Related-Party Transactions

The Company has a service contract with ONLIC whereby the Company is billed for services, office space, equipment and materials necessary to the operation of the Company's business. There is no assurance that these costs would be similar if the Company had to obtain such services, office space, equipment and materials on its own. The expenses incurred pursuant to this contract were $1,644,326 in 2008. The Company had no payable due to ONLIC related to this service contract as of December 31, 2008. These expenses were reduced by $30,349 for employee benefit chargebacks related to National Security Life and Annuity Company (NSLAC) and Suffolk Capital Management, LLC services, which are affiliates of the Company.

The Company has a service contract with ONESCO, an affiliate, whereby the Company pays $50,000 annually for services. There is no assurance that these costs would be similar if the Company had to obtain such services on its own. As of December 31, 2008, the Company had no payable to ONESCO related to this contract.

The Company has a distribution agreement with ONLIC to distribute variable and fixed annuity contracts. In connection with the sale of these contracts, the Company records sales loads and related commission expenses. During 2008, the sale of these contracts resulted in income of $92,715,052 and commission expense of $74,412,025 (excluding non-affiliated marketing allowance expenses of $2,935,932). The receivable due from ONLIC related to this distribution agreement was $1,505,554 as of December 31, 2008.

As of December 31, 2008, there were receivables from other affiliates of $58,985 related to product marketing and distribution services provided to those affiliates.

As of December 31, 2008, there were payables to ONLIC of $16,387 for expenses paid by ONLIC on behalf of the Company.

As of December 31, 2008, there were receivables from Ohio National Financial Services (ONFS) of $56,729 for reimbursement of expenses paid by the Company on behalf of ONFS.

(4) Net Capital Requirement

The Company, as a registered broker and dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1 or the Rule). Under the computation provided by the Rule, the Company is required to maintain "net capital" equal to the greater of $5,000 or 1/15 of "aggregate indebtedness," as those terms are defined in the Rule. The Rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At

(Continued)

December 31, 2008, the Company had a minimum capital requirement of $130,664, and "aggregate indebtedness" and "net capital" of $1,959,964 and $575,772, respectively and ratio of aggregate indebtedness to net capital of 3.4 to 1.

(5) Contingencies

The Company is a defendant in certain claims and legal actions arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, the ultimate disposition of these matters is not expected to have a material adverse effect on the Company's financial condition or results of operations.

(6) Employee Incentive Plans

On January 1, 2008, the Company implemented a Deferred Bonus Plan for Wholesalers and a Divisional Sales Managers Incentive Bonus Program (the Plans). The Plans are intended to provide deferred cash compensation to certain employees of the Company in order to provide a material incentive for such employees toward increasing sales and increasing the value of the Company, and employee retention.

The incentive amount is accrued by the Company as an unsecured obligation. The payments are subject to continued employment by the participant.

At December 31, 2008, the total liability for the Plans was $195,037. The total expense at December 31, 2008 for the Deferred Bonus Plan for Wholesalers was $115,037 and for the Divisional Sales Managers Incentive Bonus Program was $80,000.

(7) Disclosures about the Fair Value of Assets, including Financial Instruments

The Company adopted SFAS 157 effective January 1, 2008. SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various methods including market, income and cost approaches. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. The Company plans to utilize the deferral for non-financial assets and liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis, in accordance with FASB Staff Position No. 157-2.

In accordance with SFAS 157, the Company categorized its financial instruments into a three level hierarchy based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument in its entirety.

The Company categorizes financial assets recorded at fair value on the condensed consolidated balance sheet as follows:

- **Level 1** – Unadjusted quoted prices accessible in active markets for identical assets at the measurement date. The types of assets utilizing Level 1 valuations include U.S. Treasury and agency securities, equity securities listed in active markets, investments in publicly traded mutual funds with quoted market prices, and listed derivatives.
- **Level 2** – Unadjusted quoted prices for similar assets in active markets or inputs (other than quoted prices) that are observable or that are derived principally from or corroborated by observable market data through correlation or other means. The types of assets utilizing Level 2 valuations generally include U.S. Government securities not backed by the full faith of the government, municipal bonds, structured notes and certain mortgage-backed securities (MBSs) and asset-backed securities (ABSs), certain corporate debt, certain private equity investments, and certain derivatives, including basis swaps and commodity total return swaps. As of December 31, 2008, the Company had no assets measured in Level 2 of the hierarchy.
- **Level 3** – Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. Inputs reflect management's best estimate about the assumptions market participants would use at the measurement date in pricing the asset. Consideration is given to the risk inherent in both the method of valuation and the valuation inputs. Generally, the types of assets utilizing Level 3 valuations are certain mortgage-backed and asset-backed securities, certain corporate debt, certain private equity investments, certain mutual fund holdings, and certain derivatives. As of December 31, 2008, the Company had no assets measured in Level 3 of the hierarchy.

The following table presents the Company's hierarchy for its assets and liabilities measured at fair value on a recurring basis as of December 31, 2008:

	Level 1	Level 2	Level 3	Total
		(in thousands of dollars)		
Assets:				
Cash	$ 2,766,505	—	—	2,766,505
Deposits	22,123	—	—	22,123
Total assets	$ 2,788,628	—	—	2,788,628

Cash – Cash is considered Level 1 for the purposes of our FAS 157 classification as it is the functional currency in the U.S. and is the most liquid form of an asset and not subject to valuation fluctuations.

Deposits – The Company holds cash deposits with various regulatory agencies. These deposits will be considered Level 1 for our FAS 157 classification since cash is the most liquid form of asset. The fair value of the deposit would be equal to the cash balance since there are no restrictions that would impact the amount of cash held on deposit. Deposits are classified in other assets in the Consolidated Statement of Financial Position.

The Company did not have assets that are measured at fair value on a nonrecurring basis in periods subsequent to initial recognition.

The Company did not record any changes to retained earnings as a result of the adoption of SFAS 157.

Schedule 1

OHIO NATIONAL EQUITIES, INC.
(A wholly owned subsidiary of
The Ohio National Life Insurance Company)

Computation of Net Capital under Rule 15c3-1

December 31, 2008

Aggregate indebtedness:		
Accounts payable	$	1,959,964
Net capital	$	575,772
Minimum capital required to be maintained (greater of $5,000 or 1/15 of aggregate indebtedness of $1,959,964)		130,664
Net capital in excess of requirements	$	445,108
Ratio of aggregate indebtedness to net capital		3.4041
Net worth:		
Common stock	$	33,000
Additional paid-in capital		3,297,000
Retained earnings		(714,023)
Total net worth		2,615,977
Deduct:		
Nonallowable assets:		
Accounts receivable from affiliate		1,604,881
Other assets		204,555
Fidelity bond deductible		230,769
		2,040,205
Net capital before haircuts on securities positions		575,772
Haircuts on securities computed pursuant to Rule 15c3-1:		
Other securities		—
Net capital	$	575,772

Note: The above computation does not materially differ from the computation of net capital under Rule 15c3-1 at December 31, 2008, filed on unaudited Form X-17A-5, Part IIA on January 26, 2009.

See accompanying independent auditors' report.